1- 13210

02057665

UNITED STATES OF AMERICA

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13-A - 16 OR 15D - 16

OF THE SECURITIES AND EXCHANGE ACT OF 1934

September 9, 2002

AES GENER S.A.

(Exact name of registrant as specified in its charter)

AES GENER INC.

(Translation of registrant's name into English)

Mariano Sanchez Fontecilla 310, 3th Floor, Santiago Chile (562) 6868900

(Address and phone number of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

On August 28, 2002, the Registrant filed with the Superintendencia de Valores y Seguros of Chile (the "SVS") a essential event regarding the change of 2 members of AES Gener's board of directors. Attached is an English translation of the report that was filed by the Registration with the Superintendencia de Valores y Seguros of Chile (SVS).

TABLE OF CONTENTS

	Page
• Material Fact (Spanish version)	5
• Material Fact (English translation)	6

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AES GENER S.A.

Date: September 9, 2002 By :____________________

Francisco Castro
Chief Financial Officer

GGC 2002 / 121

Santiago, 28 de Agosto de 2002

Rol SVS N° 4272

Señor
Alvaro Clarke de la Cerda
Superintendente de Valores y Seguros
Presente

HECHO ESENCIAL

De nuestra consideración:

Por la presente me es grato informar a esa Superintendencia que en Sesión Ordinaria N° 463 de Directorio celebrada el día 28 de Agosto en curso, presentó su renuncia al directorio de AES Gener S.A., el Director Titular don Stuart Ryan y su suplente don Naveed Ismail, siendo designados, en su reemplazo, don Mark Fitzpatrick, en calidad de Director titular y don Michael Scholey como Director suplente del señor Fitzpatrick.

Esta comunicación se efectúa por expreso encargo del Directorio de la compañía, y en cumplimiento de lo establecido en la Norma de Carácter General N° 30 de esa Superintendencia de Valores.

Saluda atentamente al señor Superintendente,

Francisco Castro Crichton
GERENTE GENERAL SUBROGANTE
AES Gener S.A.

cc: Bolsa de Comercio de Santiago
Bolsa de Valores de Valparaíso
Bolsa Electrónica de Chile
Banco Sudamericano, Representante Tenedores de Bonos
Banco Bice, Representante Tenedores de Bonos
Banco de Chile, Representante Tenedores de Bonos Convertibles
Duff & Phelps Chile Clasificadora de Riesgo Ltda.
Feller Rate Clasificadora de Riesgo Ltda.
Comisión Clasificadora de Riesgo

GGC 2002 / 121

Santiago, August 28th, 2002

Roll SVS No. 4272

Mr.
Alvaro Clarke de la Cerda
Superintendent of Securities and Insurance

MATERIAL FACT

Dear Sir :

We are pleased to inform the Superintendency of Securities and Insurance that at an Ordinary Meeting of the Board of Directors held on August 28th, 2001, the regular Director Mr. Stuart Ryan and his replacement Mr. Naveed Ismail tendered their resignation to the Board of Directors of AESGener S.A. and that Mr. Mark Fitzpatrick was appointed to replace Mr. Ryan and Mr. Michael Scholey was appointed to replace Mr. Fitzpatrick.

This communication is filed pursuant to the provisions of the General Character Rule No. 30 of that Superintendency of Securities and Insurance.

Sincerely yours,

Francisco Castroc Crichton
Deputy Chief Executive Officer

c.c:
Santiago Stock Exchange
Valparaiso Stock Exchange
Chile's Electronic Stock Exchange
Banco Sudamericano, Bondholder Agent
Banco Bice, Bondholder Agent
Banco de Chile, Bondholder Agent
Duff & Phelps Chile Clasificadora de Riesgo Ltda. - risk Classification Company
Feller Rate Clasificadora de Riesgo Ltda. - risk classification company
Risk Classification Commission